Filed by Penn Virginia Resource Partners, L.P. pursuant to Rule 425 under the

Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Penn Virginia GP Holdings, L.P.

Commission File No.: 001-33171

Penn Virginia GP Holdings, L.P.

Five Radnor Corporate Center, Suite 500, 100 Matsonford Road, Radnor, PA 19087

FOR IMMEDIATE RELEASE

Contact:	Stephen R. Milbourne Director, Investor Relations Phone: 610-975-8204 Fax: 610-975-8201 E-Mail: invest@pvrpartners.com

PENN VIRGINIA GP HOLDINGS, L.P. ANNOUNCES

FOURTH QUARTER AND FULL-YEAR 2010 RESULTS

RADNOR, PA – February 9, 2011 .. . . Penn Virginia GP Holdings, L.P. (NYSE: PVG) today reported financial results for the three months and the full-year ended December 31, 2010.

Distributable cash, a non-GAAP (generally accepted accounting principles) measure, was $15.2 million for the three months ended December 31, 2010, an increase of $0.4 million, or three percent, from the prior year quarter. Net income attributable to PVG was $9.9 million, or $0.25 per limited partner unit, as compared to $12.5 million, or $0.32 per limited partner unit, in the prior year quarter.

For the year ended December 31, 2010, distributable cash was $61.0 million, as compared to $59.4 million in 2009. Net income attributable to PVG was $37.1 million, or $0.95 per limited partner unit, as compared to $37.9 million, or $0.97 per limited partner unit, in 2009.

Reconciliations of distributable cash to GAAP-based measures appear in the financial tables later in this release.

As previously announced, PVG will pay a quarterly cash distribution of $0.39 per limited partner unit, on February 22, 2011 to unitholders of record as of February 15, 2011. The distribution equates to an annualized rate of $1.56 per unit, and represents a $0.01 per unit, or three percent, increase over the $0.38 per unit distribution paid in the same quarter of 2009.

We own the general partner, including the incentive distribution rights, and are the largest limited partner unitholder of Penn Virginia Resource Partners, L.P. (NYSE: PVR), and we report our financial results on a consolidated basis with the financial results of PVR. We currently have no separate operating activities other than those conducted by PVR and derive our cash flow solely from cash distributions received from PVR.

Financial and operational updates, as well as full-year 2011 guidance for PVR and its coal and natural resource management and natural gas midstream segments, are discussed in more detail in PVR’s news release dated February 9, 2011 (please visit PVR’s website, www.pvresource.com, under “For Investors” for a copy of the release).

Fourth Quarter 2010 Financial and Operational Results Conference Call

A joint conference call and webcast for PVR and PVG, during which management will discuss fourth quarter 2010 financial and operational results, is scheduled for Thursday, February 10, 2011 at 11:00 a.m. ET. Prepared remarks by William H. Shea, Jr., Chief Executive Officer and other members of management, will be followed by a question and answer period. Interested parties may participate via phone by dialing 800-860-2442 (international 412-858-4600) five to ten minutes before the scheduled start of the conference call (reference the Penn Virginia Resource Partners call), or listen via

PVG Announces Fourth Quarter 2010 Results	Page 2

webcast by logging on to our website, www.pvgpholdings.com, or PVR’s website, www.pvresource.com, at least 15 minutes prior to the scheduled start of the call to download and install any necessary audio software. An on-demand replay of the conference call will be available on both websites shortly after the conclusion of the call. A telephonic replay of the call will be available through February 17 by dialing 877-344-7529 (international: 412-317-0088) and using conference playback number 447680.

******

PVR and PVG have filed a joint proxy statement/prospectus and other documents with the SEC in relation to their proposed merger. Investors are urged to read these documents carefully because they contain important information regarding PVR, PVG, and the transaction. A definitive joint proxy statement/prospectus and joint proxy statement/prospectus supplement has been sent to unitholders of PVR and PVG seeking their approvals as contemplated by the Merger Agreement. Investors may obtain a free copy of the joint proxy statement/prospectus, joint proxy statement/prospectus supplement and other documents containing information about PVR and PVG, without charge, at the SEC’s website at www.sec.gov. Copies of the joint proxy statement/prospectus and the SEC filings incorporated by reference in the joint proxy statement/prospectus may also be obtained free of charge by contacting Investor Relations at (610) 975-8204 or invest@pvrpartners.com or by accessing www.pvresource.com or www.pvgpholdings.com.

PVR, PVG, and the officers and directors of the general partner of each partnership may be deemed to be participants in the solicitation of proxies from their security holders. Information about these entities and persons can be found in PVR’s and PVG’s Annual Reports on Form 10-K for the year ended December 31, 2009. Additional information about such entities and persons may also be obtained from the joint proxy statement/prospectus.

******

Penn Virginia GP Holdings, L.P. (NYSE: PVG) is a publicly traded limited partnership which owns the general partner interest, all of the incentive distribution rights and an approximate 37 percent limited partner interest in PVR, a manager of coal and natural resource properties and related assets and the operator of a midstream natural gas gathering and processing business.

For more information about us, please visit our website at www.pvgpholdings.com. For more information about PVR, please visit its website at www.pvresource.com.

******

Certain statements contained herein and incorporated herein by reference to the PVR news release dated February 9, 2011 that are not descriptions of historical facts are “forward-looking” statements by PVR within the meaning of the Federal Securities Laws. Because such statements include risks, uncertainties and contingencies, actual results may differ materially from those expressed or implied by such forward-looking statements. These risks, uncertainties and contingencies are discussed in more detail in PVR’s news release dated February 9, 2011 and in our press releases and public periodic filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K for the year ended December 31, 2009 and our most recent Quarterly Reports on Form 10-Q. Many of the factors that will determine PVR’s and, therefore, our future results are beyond the ability of management to control or predict. Readers should not place undue reliance on forward-looking statements, which reflect management’s views only as of the date hereof. We undertake no obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as the result of new information, future events or otherwise.

PENN VIRGINIA GP HOLDINGS, L.P.

CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS - unaudited

(dollars in thousands, except per unit data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2010	2009	2010	2009
Revenues
Natural gas midstream	$204,802	$155,907	$702,164	$504,789
Coal royalties	32,261	29,987	130,349	120,435
Coal services	1,854	1,830	7,830	7,332
Other	6,480	7,177	23,793	24,148

Total revenues	245,397	194,901	864,136	656,704

Expenses
Cost of gas purchased	162,702	121,454	577,813	406,583
Operating	11,926	9,492	44,243	38,788
General and administrative	10,228	7,413	44,595	33,662
Impairments	—	1,511	—	1,511
Depreciation, depletion and amortization	21,117	18,264	75,900	70,235

Total expenses	205,973	158,134	742,551	550,779

Operating income	39,424	36,767	121,585	105,925

Other income (expense)
Interest expense	(10,223)	(6,167)	(35,591)	(24,653)
Interest income and other	32	333	686	1,353
Derivatives	(10,979)	(7,709)	(22,493)	(19,714)

Net income	18,254	23,224	64,187	62,911
Net income attributable to noncontrolling interests	(8,372)	(10,705)	(27,043)	(25,032)

Net income attributable to Penn Virginia GP Holdings, L.P.	$9,882	$12,519	$37,144	$37,879

Net income per limited partner unit, basic and diluted	$0.25	$0.32	$0.95	$0.97

Weighted average number of units outstanding, basic and diluted (in thousands)	39,075	39,075	39,075	39,075

Other data:
Coal and natural resource management segment:
Coal royalty tons (in thousands)	8,867	8,456	34,512	34,330
Average coal royalties ($ per ton)	$3.64	$3.55	$3.78	$3.51

Natural gas midstream segment:
System throughput volumes (MMcf)	36,583	27,902	129,703	121,335
Gross margin (in thousands)	$42,100	$34,453	$124,351	$98,206

PENN VIRGINIA GP HOLDINGS, L.P.

CONDENSED CONSOLIDATED BALANCE SHEETS - unaudited

(in thousands)

	December 31,	December 31,
	2010	2009
Assets
Cash and cash equivalents	$15,964	$19,314
Accounts receivable	97,787	82,321
Derivative assets	—	1,331
Other current assets	5,900	4,816

Total current assets	119,651	107,782
Property, plant and equipment, net	971,046	900,844
Other long-term assets	213,508	210,437

Total assets	$1,304,205	$1,219,063

Liabilities and partners’ capital
Accounts payable and accrued liabilities	$103,845	$71,233
Deferred income	4,360	3,839
Derivative liabilities	19,516	11,251

Total current liabilities	127,721	86,323
Derivative liabilities	5,107	4,285
Other long-term liabilities	28,727	22,752
PVR senior notes	300,000	—
PVR revolving credit facility	408,000	620,100
PVG partners’ capital	213,805	249,696
Noncontrolling interests in PVR	220,845	235,907

Total liabilities and partners’ capital	$1,304,205	$1,219,063

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS - unaudited

(in thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2010	2009	2010	2009
Cash flows from operating activities
Net income	$18,254	$23,224	$64,187	$62,911
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	21,117	18,264	75,900	70,235
Impairments	—	1,511	—	1,511
Commodity derivative contracts:
Total derivative (gains) losses included in net income	10,979	8,466	23,583	22,700
Cash receipts (payments) to settle derivatives for period	(3,582)	(1,135)	(10,075)	3,000
Non-cash interest expense	1,035	1,242	5,278	4,391
Non-cash unit-based compensation	148	269	6,172	1,769
Equity earnings, net of distributions	774	(81)	3,274	(2,537)
Other	(153)	(73)	(875)	(1,003)
Changes in operating assets and liabilities	(10,953)	(8,303)	11,006	(4,763)

Net cash provided by operating activities	37,619	43,384	178,450	158,214

Cash flows from investing activities
Acquisitions, net of cash acquired	(7,006)	(70)	(24,876)	(29,580)
Additions to property, plant and equipment	(41,267)	(7,316)	(99,240)	(51,097)
Other	344	275	1,329	1,147

Net cash used in investing activities	(47,929)	(7,111)	(122,787)	(79,530)

Cash flows from financing activities
Distributions to partners	(30,621)	(30,153)	(122,024)	(120,450)
Proceeds from PVR issuance of senior notes	—	—	300,000	—
Proceeds from (repayments of) revolving credit facility, net	43,000	(8,000)	(212,100)	52,000
Purchase of PVR limited partner units	—	—	(1,092)	—
Debt issuance costs	(4,620)	—	(23,797)	(9,258)

Net cash provided by (used in) financing activities	7,759	(38,153)	(59,013)	(77,708)

Net increase (decrease) in cash and cash equivalents	(2,551)	(1,880)	(3,350)	976
Cash and cash equivalents - beginning of period	18,515	21,194	19,314	18,338

Cash and cash equivalents - end of period	$15,964	$19,314	$15,964	$19,314

PENN VIRGINIA GP HOLDINGS, L.P.

CERTAIN NON-GAAP FINANCIAL MEASURES - unaudited

(in thousands, except per unit data)

The following tables present the calculation of distributable cash to PVG and reconciliation of net income attributable to PVG with respect to the three months and years ended December 31, 2010 and 2009:

	Three Months Ended		Year Ended
Calculation of Non-GAAP “Distributable cash”	December 31,		December 31,
	2010	2009	2010	2009
Distributable cash (a):
Cash distributions to be received from PVR associated with:
2% general partner interest	$502	$497	$2,004	$1,988
General partner incentive distribution rights	6,093	6,035	24,325	24,140
PVR common units	9,230	9,206	36,896	36,824

Total cash to be received from PVR	$15,825	$15,738	$63,225	$62,952

Deduct: Net expenses of PVG on a stand-alone basis (b)	(1,519)	(377)	(4,271)	(2,304)
Cash reserve for working capital	933	(513)	2,002	(1,256)

Distributable cash (c)	$15,239	$14,848	$60,956	$59,392

Cash distributions to be paid to partners of PVG
To Penn Virginia Corporation	—	7,629	3,443	38,116
To public unitholders	15,239	7,219	57,513	21,276

Total cash distributions to be paid	$15,239	$14,848	$60,956	$59,392

Distribution per limited partner unit (paid in subsequent period)	$0.39	$0.38	$1.56	$1.52

Weighted-average units outstanding, basic and diluted	39,075	39,075	39,075	39,075

(a)	The distributable cash is presented on basis as to what is expected to be received from PVR cash distributions paid in the subsequent periods, but earned in the current periods.
(b)	Estimated net expenses of PVG, which represent general and administrative expenses, partially offset by interest income.
(c)	Distributable cash represents cash distributions received from PVR, minus our net expenses, minus cash reserve for working capital. Distributable cash is presented because we believe it is a useful adjunct to net income under GAAP. Distributable cash is a significant liquidity metric which is an indicator of our ability to pay quarterly cash distributions to our limited partners. Distributable cash is also the quantitative standard used throughout the investment community with respect to publicly traded partnerships. Distributable cash is not a measure of financial performance under GAAP and should not be considered as an alternative to cash flows from operating, investing or financing activities, as an indicator of cash flows, as a measure of liquidity or as an alternative to net income.

PENN VIRGINIA GP HOLDINGS, L.P.

QUARTERLY SEGMENT INFORMATION - unaudited

(in thousands)

	Coal and Natural Resource Management
	Three Months Ended		Year Ended
	December 31,		December 31,
	2010	2009	2010	2009
Revenues
Coal royalties	$32,261	$29,987	$130,349	$120,435
Coal services	1,854	1,830	7,830	7,332
Timber	1,773	1,371	6,261	5,726
Oil and gas royalties	651	688	2,651	2,471
Other	1,399	2,149	5,397	8,636

Total revenues	37,938	36,025	152,488	144,600

Expenses
Operating	3,767	2,481	11,437	9,692
General and administrative	3,827	3,264	17,046	14,539
Impairments	—	1,511	—	1,511
Depreciation, depletion and amortization	8,728	7,773	30,873	31,330

Total expenses	16,322	15,029	59,356	57,072

Operating income	$21,616	$20,996	$93,132	$87,528

Additions to property, plant and equipment and acquisitions	$7,468	$206	$25,751	$2,252

	Natural Gas Midstream
	Three Months Ended		Year Ended
	December 31,		December 31,
	2010	2009	2010	2009
Revenues
Natural gas midstream	$204,802	$155,907	$702,164	$504,789
Other	2,657	2,969	9,484	7,315

Total revenues	207,459	158,876	711,648	512,104

Expenses
Cost of gas purchased	162,702	121,454	577,813	406,583
Operating	8,159	7,011	32,806	29,096
General and administrative	4,878	3,750	23,235	16,746
Depreciation, depletion and amortization	12,389	10,491	45,027	38,905

Total expenses	188,128	142,706	678,881	491,330

Operating income	$19,331	$16,170	$32,767	$20,774

Additions to property, plant and equipment and acquisitions	$40,805	$7,180	$98,365	$78,425

	Other
	Three Months Ended		Year Ended
	December 31,		December 31,
	2010	2009	2010	2009
Expenses
General and administrative	1,523	399	4,314	2,377

Total expenses	1,523	399	4,314	2,377

Operating income (loss)	$(1,523)	$(399)	$(4,314)	$(2,377)

Additions to property, plant and equipment and acquisitions	$—	$—	$—	$—